SECURITIES AND EXCHANGE COM+MISSION
                              WASHINGTON, DC 20549

                                     -------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               For March 26, 2003

                         Commission File Number: 1-14732

                             National Steel Company
                 (Translation of registrant's name into English)

                        Rua Lauro Muller, 116 - 36(0) andar
                           Rio de Janeiro, RJ - Brazil
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  X          Form 40-F
                             ---                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No  X
                            ----           ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

     This Report contains a press release, dated March 26, 2003, announcing the Company's results of operations for the year ended December 31, 2002, based on Brazilian GAAP (Corporate law) and stated in reais.








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


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Companhia Siderurgica Nacional



                                        By: /s/ Otavio de Garcia Lazcano
                                            -----------------------------
                                            Name:  Otavio de Garcia Lazcano
                                            Title: Principal Financial Officer



Dated:  March 26, 2003